EXHIBIT 21

LIST OF SUBSIDIARIES

Subsidiary	Location

Asure Consulting, Inc.	Washington
Associated Data Services, Inc.	Alabama
Asure Software UK Ltd.	United Kingdom
Asure COBRASource, LLC	Delaware
Compass HRM, Inc.	Florida
iSystems Intermediate HoldCo, Inc.	Delaware
evoPro Solutions, Inc.	Florida
Evolution Payroll Processing LLC	Delaware
iSystems, LLC	Vermont
Mangrove Employer Services, Inc.	Florida
Mangrove Payroll Services, Inc.	Florida
Mangrove Software, Inc.	Florida
OccupEye Limited	United Kingdom
Payroll Maxx LLC	Colorado
PaySystems of America, Inc.	Tennessee
Savers Administrative Services, Inc.	North Carolina
Telepayroll, Inc.	California
USA Payrolls, Inc.	New York